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                                                              EXHIBIT (a)(1)(ix)

     NOTICE SENT BY THE OFFEROR TO LIMITED PARTNERS DATED NOVEMBER 27, 2001.

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ORIG, LLC
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

November 27, 2001

                                  FINAL NOTICE
                                  ------------

Dear NTS-Properties IV Investor:

                       THE OFFER TO PURCHASE INTERESTS OF

                                NTS-PROPERTIES IV

                        WILL EXPIRE ON DECEMBER 13, 2001.


         On November 9, 2001, ORIG, LLC, an affiliate of NTS-Properties IV, amended its Offer to Purchase dated August 13, 2001, by increasing the number of interests it is willing to purchase to 4,000 and extending the expiration to December 13, 2001. THIS LETTER IS TO NOTIFY YOU THAT NO FUTURE EXTENSIONS ARE CONTEMPLATED.

         We intend to mail payment for interests tendered in the offer, and accepted by us, on or about December 20, 2001. If you have already submitted paperwork to tender your interests, no additional paperwork is required. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 P.M. Eastern Standard Time on Thursday, December 13, 2001, to receive the purchase price of $230 per interest. IF YOU ARE HAVING DIFFICULTY COMPLETING THE DOCUMENTS OR MEETING THE EXPIRATION DATE, PLEASE CALL RITA MARTIN AT 1-800-928-1492, EXTENSION 544.

         Please note that the terms and conditions set forth in the Offer to Purchase dated August 13, 2001, and the Letter of Transmittal enclosed with the Offer to Purchase are applicable in all respects to the offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

         If you have any questions regarding this offer, please call 1-800-928-1492, extension 544.